[Letterhead of Fried, Frank, Harris, Shriver & Jacobson LLP]

August 23, 2007

Jenn Do, Esq.
Terence O’Brien, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Goldman Sachs Hedge Fund Partners, LLC Form 10-K for the fiscal year ended December 31, 2006 Filed April 2, 2007 File No. 0-50723

Dear Ms. Do and Mr. O’Brien:

On behalf of Goldman Sachs Hedge Fund Partners, LLC (the “Company”) please find the Company’s specific responses to each of your comments related to the Company’s Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) set forth below in the same order and with the same headings as in your letter.

Form 10-K for the year ended December 31, 2006

Identification of Compensable Errors, page 48

1.	Please tell us and disclose in future filings the amount of compensable errors identified for each period presented and the impact to the financial statements to the extent material.

No compensable errors have been identified for the years 2004, 2005, and 2006.  To the extent there are any compensable errors in the future, the Company intends to identify such errors in future filings.

Management’s Discussion and Analysis, page 87

Liquidity and Capital Resources, page 101

2.
In future filings, please expand the third paragraph on page 102 to discuss the underlying reasons for the changes in the amount of investments from new and existing investors in each year.  Provide us with the disclosure you intend to include in future filings.

The Company intends to include the below expanded disclosure (or other applicable disclosure) in future filings:

“Demand from new and existing investors varies from period to period based upon market conditions, the Company's returns and other alternative investments available to investors.  The Company believes that in more recent periods investors’ interest has declined from earlier periods as investors' have sought different types of investment opportunities with different risk/return profiles.”

3.
Expand the discussion of redemptions in future filings to discuss the underlying reasons for the changes in the amount of redemptions during each period discussed. Explain the underlying reasons and factors influencing the redemptions of $348 million in January 2006.  Provide us with the disclosure you intend to include in future filings.

The Company intends to include the below expanded disclosure (or other applicable disclosure) in future filings:

“Demand for redemptions varies from period to period based upon market conditions, the Company's returns and other alternative investments available to investors.  In particular, in January 2006, the Company saw a surge in investment demand for investment products utilizing different investment strategies with different risk/return profiles than the Company and accordingly the Company experienced a high volume of redemptions at such time.”

Critical Accounting Policies and Estimates, page 105

4.	Please tell us the percentage by which the fair values of your investments, including all investments underlying Investment Funds, are estimated using each of the following techniques:

•	quoted market prices observable by the company;
•
determined by Advisors, including fair value estimates determined by Advisors using quoted market prices or broker-dealer price quotations for which the company does not have access to the detailed records and cannot verify the market price;

•	other methods.

Revise your discussion in future filings to clearly disclose these percentages.  To the extent investments or other assets of the company are valued at fair value using other methods (e.g., “in a commercially reasonable manner”), please expand your discussion of these methods.

The Company intends to include the below expanded disclosure (or other applicable disclosure) in future filings:
For the fiscal years ended December 31, 2006 and 2005, the fair value of the Company’s investments in the Investments Funds was determined by the following valuation techniques:

December 31, 2006

Investment Fund	% of fair value investments valued using quoted market prices	% of fair value investments valued by external advisors
GELS	15.82%	19.70%
GED	5.36%	29.71%
GRV	1.54%	12.81%
GTT	5.52%	9.54%

Total	28.24%	71.76%

December 31, 2005

Investment Fund	% of fair value investments valued using quoted market prices	% of fair value investments valued by external advisors
GELS	8.54%	24.31%
GED	-	32.64%
GRV	2.11%	17.65%
GTT	8.15%	6.60%

Total	18.80%	81.20%

5.
Expand your discussion of valuations received from Advisors to provide greater insight into the quality and variability of the fair value estimates.  This analysis should include discussion of the historical track record of the valuations and adjustments made upon redemption or receipt of additional information, such as the audited financial statements of the Advisors, which we note are typically received after the date of your net asset value determination.  Consider the guidance on critical accounting estimates included in SEC Release 33-8350 and provide us with the disclosure you intend to include in future filings.

The Company intends to include the below expanded disclosure in future filings:

“The Company receives preliminary and final net asset values from each of the Investment Funds on a monthly basis.  Historically, the Company has not experienced any material variance between the preliminary and final net asset values which would have required adjustment to the Company’s financial statements.”

To the extent in any future periods the Company receives a material difference in the preliminary and final net asset value of an Investment Fund which would require an adjustment to the Company's financial statements, the Company will include appropriate analysis to describe the difference.

6.
On page 106, you discuss one situation where the managing member has determined the valuation provided by an advisor was inaccurate.  You state the Managing Member of the Investment Fund adjusted the valuation provided by the Advisor upon receipt of information that the investment was under distress to reflect more fairly its belief as to the appropriate value of the investment.  Please revise future filings to disclose the amount and nature of the investment.  Described your methodology for determining the fair value of the investment and disclose significant underlying assumptions.  Please provide us with the disclosure you intend to include in future filings.

The Company notes the staff’s comment.  As of December 31, 2004, the Company had attributed a value of $2,464.36 to the Company’s investment, through the Company’s investment in an Investment Fund, with this Advisor and as of December 31, 2004, the Company had approximately $958.5 million net assets under management.  As of December 31, 2006 and 2005, the Managing Member had attributed no remaining value to this indirect investment.  The Company expects the remaining value of this investment to be $0 as of December 31, 2007, and would not expect to include any disclosure at the time of filing its next annual report on Form 10-K with respect to this investment.  To the extent the Managing Member adjusts the value of a material investment in the future, the Company intends to disclose the amount and nature of the investment and the methodology for determining the fair value of the investment and significant underlying assumptions.

Item 7A.  Quantitative and Qualitative Disclosures about Market Risk, page 106

Risk Management, page 108

7.
Disclosure in future filings the dollar amount of your average VaR for each period presented and clarify whether your VaR is a one-day 99.9% VaR.  Provide a summary of your VaR methodology, and discuss why your assumptions are reasonable given your current positions and market conditions.  Disclose how you test the accuracy of your VaR.  For example, if you perform backtesting, disclose how many exceptions, if any, occurred during the periods presented, and reasons therefor.  Lastly, please tell us and disclose in future filings the percentage of your portfolio where position level detail is available.  In this regard, if the percentage is small, it is unclear to us how your analytical techniques, including VaR and scenario analysis, would be useful or meaningful if you do not know the related underlying positions.

As disclosed in Item 7A on page 106 of the Company’s Form 10-K, the Managing Member believes that the entire portfolio of the Company is at risk and is unable to track the impact of market volatility, credit and interest rate risk as it receives limited information on individual investments from its Advisors or their aggregate holdings and is not in a position to track such risks on an aggregate basis.  Accordingly, the Company discloses in the chart on page 107 of its Form 10-K, the full fair value/Value at Risk of the market risk sensitive instruments it holds through its investments in the Investment Funds.  The Company’s maximum risk of loss is limited to the Company’s investment in the Investment Funds.  The risks involved are described in the Company’s Form 10-K under Item 1A “Risk Factors—General Risks—Risks Related to the Company and the Investment Funds’ Performance and Operation—A Substantial Portion of an Investment Fund’s Assets May be Invested Utilizing Strategies That are not Within its Hedge Fund Sector; Most Advisors do not Provide Detailed Position Information Regarding their Portfolios” and “—Dependence on the Managing Member and the Advisors; the Managing Member Generally Has Limited Access to Information on or Control over Advisor’s Portfolios and Members Assume the Risk that Advisors May Knowingly Misrepresent Information Which Could Have a Material Negative Impact on the Company.”  These risk factors, among other things, describe that as is customary with funds of hedge funds, most of the Advisors do not provide the Managing Member, in its capacity as managing member of the Investment Funds, with detailed position reports because such information is proprietary to such Advisors.

Currently, the Company has full transparency for approximately 28% (as a % of fair value investments) of the Advisors in which the Company invests through the Investment Funds.  Therefore, given the low level of position level transparency for the Company’s overall portfolio, the Managing Member believes VaR is not a useful tool for risk management at the overall portfolio level of the Company and any additional disclosure would not be meaningful.  As a result of the limited transparency in the overall portfolio of the Company, the Managing Member has enhanced the risk management process for monitoring individual Advisors within the Investment Funds as disclosed on page 108 of the Company’s Form 10-K.

“The Managing Member including in its capacity as managing member of the Investment Funds monitors its exposure to market risk at both the Advisor and portfolio level through various analytical techniques. At the Advisor level, market risk is monitored on a regular basis. Where position level detail is available, the Managing Member including in its capacity as managing member of the Investment Funds monitors its exposure to market risk through a variety of analytical techniques, including Value-at-Risk (“VaR”) and scenario analysis (stress testing). VaR is calculated by a Monte Carlo simulation using a 99.9% confidence level and a 240-day look back period. Where position level detail is unavailable, an Investment Fund relies on risk reports provided by the Advisors as well as through open communication channels with Advisors, which generally includes site visits and monthly conference calls.”

In response to the Staff’s comment note that, as it relates to Advisors where position level transparency is available, VaR is calculated for each Advisor using a Monte Carlo Simulation approach with a one-year look back period.  The Managing Member looks at VaR over a one-day horizon at the 95% and 99% confidence intervals.  As is customary for funds of hedge funds, the VaR calculations are outsourced to a third party risk analytics provider with reliance placed on the provider for model validation.  However, given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions.  An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future risk.  Different VaR methodologies and distributional assumptions could produce a materially different VaR.  Moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day.  The Managing Member believes that its VaR assumptions are reasonable given that VaR is only one determinant in its overall risk management.

Where position level transparency is not available with respect to the Advisors, the Managing Member manages risk by utilizing risk reports provided by the individual Advisors as well as through open communication channels, including site visits and monthly conference calls.  Also, the Managing Member has negotiated and continues to negotiate the receipt of risk analytics for Advisors, through a third party vendor, where no transparency currently exists.  These risk analytics derived from the Advisors’ portfolio, without disclosure of the underlying positions to the Managing Member, are then incorporated into internally prepared risk reports.  In addition, the Managing Member monitors Advisors as well as the Investment Funds on a monthly basis to ensure that realized returns, volatilities, and risk-adjusted returns are in-line with internal risk and return targets.

The Company intends to enhance its discussion of VaR in future filings, including how the Company tests its accuracy, the percentage of available position level detail, and the reasonableness of its assumptions given its positions and market conditions as it relates to Advisors where position level transparency exists.

*************************************************

If you have any questions or comments, please feel free to call me at 212-859-8933.

Sincerely, /s/ Paul D. Tropp
Paul D. Tropp, Esq.

cc:           Jennifer Barbetta
David S. Plutzer, Esq.
Noah C. Goldberg, Esq.
Robert Patenaude
Stuart Gelfond, Esq.